FRUTAROM
FOUNDED 1933

Aug 16, 2005

File No. 82-4357

05010873

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following item which was made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and were made or will be made public by such exchange or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated July 5, 2005 through August 15, 2005

Changes in the holdings of interested parties in Frutarom Industries Ltd. from July 5, 2005 through August 15, 2005

Please acknowledge receipt by stamping and returning a copy of this letter in the enclosed stamped, self addressed envelope.

Sincerely,

Eyal Shohat, Adv.
Corporate Secretary

PROCESSED
SEP 0 1 2005
THOMSON
FINANCIAL

RECEIPT ACKNOWLEDGED:
By:

dlw 8/31

FRUTAROM
FOUNDED 1933

Aug 16, 2005

File No. 82-4357

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following item which was made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and were made or will be made public by such exchange or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated July 5, 2005 through August 15, 2005

Changes in the holdings of interested parties in Frutarom Industries Ltd. from July 5, 2005 through August 15, 2005

Please acknowledge receipt by stamping and returning a copy of this letter in the enclosed stamped, self addressed envelope.

Sincerely,

pp/ Eyal Shohat, Adv.
Corporate Secretary

RECEIPT ACKNOWLEDGED:
By:

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	12:04 15-Aug-05
Number	0975Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

15 August 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,766,549	3.06	3.06	3.05	3.05
2	Bank Leumi Ltd. Group	Ordinary	2,324,841	4.03	4.03	4.02	4.02
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	752,546	1.30	1.30	1.56	1.56
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,789,044
Change in number of shares:	-22,495
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,325,135
Change in number of shares:	-294
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	752,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Second Quarter Results
Released	07:00 15-Aug-05
Number	0823Q

To: The London Stock Exchange

Dear Sir/Madame,

Re: **Approval of June 30, 2005 Financial and Directors Reports of Frutarom Industries Ltd. ("Company")**

1. On August 14, 2005 the board of directors of the Company approved the Financial Statements of the Company and the Directors Report for the period ended 30 June, 2005.

2. Enclosed please find a summary of the Quarterly Report.

3. The full Financial and Directors Reports are available at the Company's web-site: www.frutarom.com

Sincerely,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM CONTINUES TO ACHIEVE GROWTH FOR THE 23RD CONSECUTIVE QUARTER

SALES GREW 50.5% COMPARED WITH THE SAME QUARTER IN 2004 TO REACH US$ 67.1 M

OPERATING PROFIT GREW SHARPELY 91.1% TO US$ 11.6 M COMPARED WITH THE SECOND QUARTER IN 2004

OPERATING MARGIN GREW TO 17.2% COMPARED WITH 13.6% IN THE SECOND QUARTER OF 2004

NET PROFIT REACHES US$ 8.4 M, GROWING 86.9% COMPARED WITH SAME QUARTER IN 2004

NET MARGIN GREW TO 12.5% COMPARED WITH 10.1% IN THE SAME QUARTER IN 2004

CASH FLOW FROM OPERATING ACTIVITIES TOTALS US$ 8.2 M COMPARED WITH US$ 4.7 M IN THE SAME QUARTER OF 2004

EARNINGS PER SHARE FOR THE SECOND QUARTER TOTALED TO US$ 0.15 COMPARED WITH US$ 0.1 IN THE SAME QUARTER IN 2004

Haifa, Israel - August 15, 2005. Frutarom (LSE: FRUTq, TASE: FRUT) today presented its second quarter 2005 results.

During the second quarter of 2005, Frutarom continued its trend of increased sales, profitability and profits for the twenty-third consecutive quarter. This growth in Frutarom's financial results is the result of the successful implementation of Frutarom's rapid growth strategy, combining organic growth in core activities at rates above the industry average with strategic acquisitions of activities and know-how in the Company's main fields of business and in strategic geographic regions.

Ori Yehudai, the Frutarom Group's President and Chief Executive Officer, said, "The good results are due to the continuing organic growth in our core activities; the successful integration of Flachsmann's activity, which was acquired by Frutarom in 2003; and the successful completion of the first phase of the integration of the Food Systems activity, acquired from IFF during the second half of 2004. Frutarom is now focusing on identifying and leveraging the synergy and cross-selling opportunities between the new customers and products added by the acquisition, and Frutarom's existing customers and products. We estimate that the full impact of the cross selling will materialize over the next two years."

Frutarom invests considerable efforts and resources in implementing its growth strategy and achieving its goals, which will significantly strengthen Frutarom's position as a leading global company. ***Yehudai*** noted, "Frutarom's management invests considerable resources in finding and executing strategic acquisitions. Frutarom is in contact with several very interesting potential candidates for acquisition, mainly in countries and markets where we already have substantial activity."

Yehudai added, "Frutarom will continue to focus on both large multinational customers and on mid-size and local customers, providing superior, high quality and tailor-made

services. We will persevere in strengthening our presence in developed markets, such as Western Europe and the United States, and in intensifying our activities in the fast growing emerging markets where we currently operate, as well as entering new emerging markets where the growth rate is higher than the global average. As part of implementing this strategy we recently announced the opening of an office in Indonesia, and have acquired the natural botanical extracts business of the American company, A.M. Todd, which we are rapidly integrating into Frutarom's existing activity in New Jersey. We will continue to invest in developing new products and offer our customers a broad product portfolio consisting largely of natural products and new innovative products such as functional food ingredients."

Frutarom's **sales** in the second quarter of 2005 totaled US$ 67.1 million, a 50.5% increase compared with the same quarter of 2004. Sales during the first half of the year totaled US$ 131.8 million, a 49.0% increase compared with the first half of last year. The integration of the Food Systems activity acquired from IFF in Switzerland, Germany and France with the Frutarom Group's global operations contributed to the growth in sales. Furthermore, the continued growth trend in the Flavors Division, which typically has higher margins compared to fine ingredients products (reaching 66.5% of total sales in the second quarter of 2005 and 65.4% during the first half of the year, compared with 53.1% in the second quarter of 2004 and 56.4% in all of 2004); the **growth in the Fine Ingredients Division's sales, to which new, innovative high margin products developed in Frutarom's R&D labs contributed; the expansion and development of its global sales infrastructure; and the successful integration and materialization of the synergy between Frutarom's R&D and productions sites, also contributed to this growth in sales.**

Gross profit for the second quarter of 2005 rose 52.6% to reach US$ 26.9 million compared with US$ 17.6 million in the same quarter last year. During the first half of the year gross profit grew 49.9% to reach US$ 51.9 million compared with US$ 34.6 million during the first half of 2004. **Gross margin** during the second quarter reached 40.1% compared with 39.6% during the same quarter in 2004 and during the first half reached 39.4% compared with 39.1% during the same half of 2004. **Operating profit** grew sharply by 91.1% during the second quarter of 2005 to US$ 11.6 million compared with the same period in 2004, while during the first half of 2005 operating profit continued the growth seen in previous years and reached US$ 20.8 million, up 86.1% compared with the first half of 2004. In parallel with the growth in operating profit, **operating margin** continued to rise, reaching 17.2% in the second quarter of 2005 compared with 13.6% for the same quarter in 2004, and to 15.8% in the first half of 2005 compared with 12.7% in the same period in 2004. **Net profit** for the second quarter grew by 86.9%, reaching US$ 8.4 million compared with US$ 4.5 million during the same quarter last year. Net margin reached 12.5% in the second quarter of 2005 to compared with 10.1% during the same quarter in 2004. Net profit for the first half of 2005 rose sharply by 88.6% to reach US$ 15.2 million compared with US$ 8.1 million in the first half of 2004. Net margin also grew and reached 11.5% compared with 9.1% during the first half of last year. **Earnings per share** continued to grow during the second quarter of the year and reached US$ 0.15 compared

with US$0.10 in the second quarter of 2004. Earnings per share for the first half of the year totaled US$ 0.28 per share compared with US$ 0.17 during the first half of last year.

During the second quarter of 2005, Frutarom achieved **cash flow from operating activities** of US$ 8.2 million, compared with US$ 4.7 million in the second quarter of 2004. During the first half of 2005, Frutarom achieved cash flow from operating activities of US$ 13.6 million, compared with US$ 8.4 million in the first half of 2004.

Yehudai concluded by saying, "Frutarom continues to be focused on realizing its rapid growth strategy combining organic growth of core activities, at rates above the industry average, with strategic acquisitions of activities and knowhow in its main fields of business and in strategic geographic regions. To achieve our goal of executing strategic acquisitions in the future, during the first quarter of 2005 we completed a US$ 75.8 million (net) offering and registration of shares on the London Stock Exchange Official List. The proceeds from the offering together with the successful completion of the integration of the activities acquired by Frutarom form an even more solid base than previously for realizing our rapid growth strategy and ensuring future growth. Our management will continue to invest substantial efforts and resources in identifying and executing potential acquisitions, and in continuing to achieve rapid growth targets in our core activities, which will ensure that we reach our ambitious goals while creating value for our shareholders."

Background on the Company

Frutarom is a global company active in global flavor and fine ingredients markets. Frutarom has significant production and development centers on three continents and markets its products on five continents to over 3,500 customers in more than 100 countries. Frutarom's products are intended for the food and beverage, flavor and fragrance, pharmaceutical, nutraceutical, functional food, food additive and cosmetic industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavor compounds and food systems.

- The Fine Ingredients Division, which develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products and aroma chemicals.

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Denmark, France, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong, India and Indonesia. The Company also works through local agents and distributors worldwide. Frutarom employs about 1,000 people worldwide.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2005

	30 June		31 December
	2005	2004	2004
	U.S. dollars in thousands		
	(Unaudited)		(Audited)
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	21,570	3,993	7,350
Accounts receivable:			
Trade	51,630	35,525	43,733
Other	7,694	4,632	7,291
Prepaid expenses and advances to Suppliers	2,874	1,756	1,851
Inventories	44,076	32,443	43,769
Total current assets	127,844	78,349	103,994
NON-CURRENT ASSETS:			
Property, plant and equipment	90,338	61,118	96,683
Intangible assets	12,376	221	5,348
Deferred income tax assets	2,251	1,083	2,957
Other non-current assets	3,983	4,109	4,758
Total non-current assets	108,948	66,531	109,746
Total assets	236,792	144,880	213,740

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2005

30 June		3 Dece
2005	2004	20
U.S. dollars in thousands		
(Unaudited)		(Au

Liabilities and shareholders' equity

CURRENT LIABILITIES:			
Bank credit and loans	1,728	9,687	50,355
Accounts payable:			
Trade	22,159	14,746	20,257
Other	23,378	17,648	20,718
Provisions	903	1,876	1,193
Total current liabilities	48,168	43,957	92,523
NON-CURRENT LIABILITIES:			
Loans and credit from banks (net of current maturities)	6,767	28,244	29,831
Retirement benefit obligations	7,956	1,275	8,502
Deferred income tax liabilities	5,610	4,006	4,231
Total non-current liabilities	20,333	33,525	42,564
Total liabilities	68,501	77,482	135,08
SHAREHOLDERS' EQUITY:			
Share capital	16,394	13,939	13,961
Additional paid-in capital	91,219	16,733	17,642
Currency translation differences	(2,815)	2,228	5,039
Retained earnings	64,299	35,383	41,332
Amount designed for distribution of dividend declared subsequent to balance sheet date			1,740
Cost of company shares held by subsidiary	(806)	(885)	(1,061
Total shareholders' equity	168,291	67,398	78,653
Total shareholders' equity and liabilities	236,792	144,880	213,74

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED 30 JUNE 2005

	6 months ended 30 June		3 months ended 30 June		Year ended 31 December
	2005	2004	2005	2004	2004
	U.S. dollars in thousands				
	(Unaudited)		(Unaudited)		(Audited)
SALES	131,802	88,486	67,073	44,553	196,780
COST OF SALES	79,884	53,849	40,160	26,909	122,447
GROSS PROFIT	51,918	34,637	26,913	17,644	74,333
SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES - net:					
Selling, marketing, research and development - net	22,322	15,515	11,514	7,817	34,554
General and administrative	9,431	8,055	4,485	3,849	17,869
OTHER INCOME – net	676	131	651	76	102
OPERATING PROFIT	20,841	11,198	11,565	6,054	22,012
FINANCIAL EXPENSES – net	375	447	175	369	1,347
PROFIT BEFORE TAXES ON INCOME	20,466	10,751	11,390	5,685	20,665
TAXES ON INCOME	5,254	2,684	3,020	1,207	4,909
NET INCOME FOR THE PERIOD	15,212	8,067	8,370	4,478	15,756

	U.S. Dollars				
EARNINGS PER SHARE:					
BASIC	0.28	0.17	0.15	0.10	0.34
DILUTED	0.27	0.17	0.14	0.10	0.33

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Patries Shareholdings
Released	10:08 09-Aug-05
Number	8865P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

9 August 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,789,044	3.10	3.10	3.09	3.09
2	Bank Leumi Ltd. Group	Ordinary	2,325,135	4.03	4.03	4.02	4.02
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	752,546	1.30	1.30	1.56	1.56
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	398,1,770
Change in number of shares:	18,646
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,324,845
Change in number of shares:	290
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	752,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 01-Aug-05
Number	5313P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

31 July 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,770,398	3.07	3.07	3.06	3.06
2	Bank Leumi Ltd. Group	Ordinary	2,324,845	4.03	4.03	4.02	4.02
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	752,546	1.30	1.30	1.56	1.56
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,774,096
Change in number of shares:	-3,698
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,331,154
Change in number of shares:	-6,309
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	752,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	08:48 25-Jul-05
Number	2446P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

25 July 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,774,096	3.08	3.08	3.07	3.07
2	Bank Leumi Ltd. Group	Ordinary	2,331,154	4.04	4.04	4.03	4.03
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	752,546	1.30	1.30	1.56	1.56
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,748,728
Change in number of shares:	25,368
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,350,326
Change in number of shares:	-19,172
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	796,140
Change in number of shares:	-5,000
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	752,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	16:50 20-Jul-05
Number	1235P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

20 July 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding Senior Officeholders Status
Regulation 34(d) of the Securities Regulations (Periodic and Immediate Reports), 1970

Below is the Senior Officeholders status as at April 20, 2005:

Name	Type of I.D. number	I.D. Number	Position
Dr. John J. Farber	Passport	111201362	Chairman of the Board
Maya Farber	Passport	152434380	Director
John Oram	Passport	140036362	Director
Ori Yehudai	I.D. Number	052731569	President and CEO
Uzi Netanel	I.D. Number	007599798	External Director
Gil Leidner	I.D. Number	50776889	External Director
Alon Granot	I.D. Number	057210247	Executive VP
Yoni Glickman	I.D. Number	026071530	Executive VP
Yoav Barak	I.D. Number	053670352	Internal Auditor
Gur Zamir	I.D. Number	024047904	Controller
Hans Abderhalden	Other I.D. Number	004817414	Director
Yair Serrousi	I.D. Number	053654927	Director

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	16:49 20-Jul-05
Number	1232P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

20 July 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report regarding Appointment of Director (who is not a corporation) or an Individual acting on behalf of a Corporation who is a Director
Regulation 34(b) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. First and Last Names: Yair Seroussi
   Type of I.D. number: Israeli I.D.
   I.D. Number: 053654927
   Citizenship/Country of Incorporation or Registration: Individual holding Israeli citizenship

2. Date of Birth: November 11, 1955

3. Address: 17 Hadeganim St., Givatayim

4. Appointed to Position of: Director

5. Position in Company Prior to Appointment: None

6. Appointment Date: July 20, 2005

7. Education: B.A., Economy and Social Science, Hebrew University of Jerusalem

8. Main occupation during last 5 years:

Business and financial advisor		

Israeli representative of Morgan Stanley	Morgan Stanley	Since 1993
General Manager	Admiral Holdings Ltd.	Since 1993

9. Appointed as alternate director for: N/A
and period of appointment is: N/A

10. The director serves as a director in another company:
DSPG (director), The Israel Company Ltd. (external director), Aspen Building and Development Ltd. (external director), Eyal Microwave (chairman of the board).

11. The director is not employed by the company, a subsidiary or an affiliated company or an interested party in the company.

12. The director is not related to any interested party in the company.

13. The director does not hold shares or convertible securities of the company, a subsidiary or an affiliated company.

14. The director is not a member of a committee or committees of the board of directors.

15. The director has accounting and financial expertise (as defined by the Israeli Securities Authority's Regulations according to Section 36A of the Securities Regulation – 1968).

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	16:47 20-Jul-05
Number	1230P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

20 July 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report regarding Termination of Senior Officeholder
Regulation 34(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. First Name: Ori
   Last Name: Yehudai
   Type of I.D. number: Israeli I.D.
   I.D. Number: 052731569
   Citizenship/Country of Incorporation or Registration: Israeli citizen

2. Position held: Director

3. Termination Date: July 20, 2005
   Holds office since: January 1, 1996

4. To the best of the Company's knowledge the termination is not under circumstances that need to be brought to the shareholders attention.

5. Reason for Termination: Resignation

6. Position he will continue to hold in the Company: President & CEO

7. After termination will the Senior Officeholder continue to be:

   a. An Interested Party: Yes
   b. A Senior Officeholder: Yes (President & CEO)

8. Date and time when the Company first became aware of the reported event: July 20, 2005 at 12:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	08:31 18-Jul-05
Number	9702O

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

18 July 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,748,728	3.03	3.03	3.02	3.02
2	Bank Leumi Ltd. Group	Ordinary	2,350,326	4.08	4.08	4.06	4.06
3	Frutarom Trust Ltd.	Ordinary	796,140	1.38	1.38	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	752,546	1.30	1.30	1.56	1.56
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	862,766,1
Change in number of shares:	-18,134
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,443,599
Change in number of shares:	-92,273
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	796,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	752,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 11-Jul-05
Number	7077O

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

10 July 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,766,862	3.06	3.06	3.06	3.06
2	Bank Leumi Ltd. Group	Ordinary	2,443,599	4.24	4.24	4.23	4.23
3	Frutarom Trust Ltd.	Ordinary	796,140	1.38	1.38	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	752,546	1.30	1.30	1.56	1.56
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	362,773,1
Change in number of shares:	-6,500
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,446,614
Change in number of shares:	-3,015
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	797,022
Change in number of shares:	-882
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	752,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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